MUFG Securities EMEA plc
Ropemaker Place, 25 Ropemaker Street
London EC2Y 9AJ
T: +44 (0)20 7628 5555
F: +44 (0)20 7782 9144

25th April 2025

RE: Annual report and financial statements (including strategic report and audit report)

I, Tony Syson, confirm that to the best of my knowledge and belief, the information contained in the accompanying Annual Report is true and correct.



Tony Syson

Chief Financial Officer